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                                            Filed by Hanmi Financial Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                          of the Securities Exchange Act of 1934

                                            Subject Company:  Pacific Union Bank
                                                    FDIC Certificate No.:  21765



        The following press release was issued by Hanmi Financial Corporation on March 15, 2004:



           HANMI FINANCIAL CORP. ISSUES SECOND ROUND OF $30 MILLION IN
                           TRUST PREFERRED SECURITIES


LOS ANGELES, CA., March 15, 2004 -- Hanmi Financial Corporation (NASDAQ: HAFC), whose wholly owned subsidiary, Hanmi Bank, is one of the leading financial institutions serving the multi-ethnic communities of California, with emphasis on the Korean-American community, today announced the issuance of $30 million in Trust Preferred Securities to complete the TPS financing for the pending acquisition of Pacific Union Bank (NASDAQ: PUBB). Hanmi previously announced the issuance of $30 million in Trust Preferred Securities on January 8, also as part of this financing.

Under the terms of the Trust Preferred transaction, the securities will mature in 30 years and are redeemable, in whole or in part, without penalty, at the option of Hanmi Financial Corporation after five years. The securities have a floating rate, which will be reset quarterly, equal to the three-month LIBOR rate plus 2.90 percent.

The acquisition of Pacific Union Bank by Hanmi Financial Corp. will create the leading Korean-American community bank with more than $2.8 billion in assets.

About Hanmi Financial Corporation:

Headquartered in Los Angeles, Hanmi Bank, a wholly owned subsidiary of Hanmi Financial Corporation, provides services to the multi-ethnic communities of California, with 15 full-service offices in Los Angeles, Orange, Santa Clara and San Diego counties. Hanmi Bank specializes in commercial, SBA, trade finance and consumer lending, and is a recognized community leader. Hanmi Bank's mission is to provide varied quality products and premier services to its customers and to maximize shareholder value.

Forward-Looking Statements:

Statements contained in this release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

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Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should", and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial Corp., Hanmi Bank and Pacific Union Bank, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Hanmi Bank and Pacific Union Bank may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;
(3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
(4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Hanmi Financial Corp. may fail to approve the issuance of shares pursuant to the merger and the related equity financing;
(6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; and (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Hanmi Financial Corp. and Pacific Union with the Securities and Exchange Commission or FDIC, as the case may be, from time to time. None of Hanmi Financial Corp., Hanmi Bank or Pacific Union Bank undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger of Hanmi Bank and Pacific Union Bank and issuance of shares of common stock by Hanmi Financial Corp. in the merger and the financing transactions related to the merger. In connection with the proposed transactions, Hanmi Financial Corp. filed a registration statement on Form S-4 with the SEC on February 9, 2004, which was subsequently amended on February 24, 2004, and further amended on March 5, 2004 containing the definitive joint proxy statement/prospectus for the stockholders of Hanmi Financial Corp. and Pacific Union Bank. A merger proxy statement was filed with the FDIC by Pacific Union Bank on February 9, 2004. STOCKHOLDERS OF HANMI FINANCIAL CORP. AND STOCKHOLDERS OF PACIFIC UNION BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT


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THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Hanmi Financial or Pacific Union Bank with the SEC and the FDIC, are (or will be) available free of charge at the SEC's website, www.sec.gov, from the FDIC's Public Reference Section at the FDIC, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, from Hanmi Financial Corporation, 3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010, Attention: Stephanie Yoon, or from Pacific Union Bank, 3530 Wilshire Boulevard, Suite 1800, Los Angeles, California 90010, Attention: Diane Kim.

Hanmi Financial Corp., Pacific Union Bank and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Hanmi Financial Corp.'s directors and executive officers is available in Hanmi Financial Corp.'s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 21, 2003, and information regarding Pacific Union Bank's directors and executive officers is available in Pacific Union's proxy statement for its 2003 annual meeting of stockholders, which was filed with the FDIC on May 7, 2003. Additional information regarding the interests of such potential participants (including the addition of one of the members of the Pacific Union Bank's board of directors, who has yet to be identified, to the board of directors of Hanmi Financial Corp. following the merger) is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC and the FDIC.


Contact:
Stephanie Yoon
Investor Relations
213-427-5631